                                                                  EXHIBIT NO. 20


Contacts:     Media Inquiries:
              Carly Lamprecht                         Visteon Corporation
              313-755-0879                            Public Affairs
              clamprec@visteon.com                    5500 Auto Club Drive
                                                      Dearborn, MI 48126
                                                      Facsimile 313-755-7983
              Liane Smyth
              313-755-2916
              lsmyth1@visteon.com

              Investor Inquiries:
              Derek Fiebig
              313-755-3699
              dfiebig@visteon.com


NEWS RELEASE                                                      [VISTEON LOGO]


IMMEDIATE RELEASE


VISTEON CORPORATION REPORTS THIRD QUARTER RESULTS

DEARBORN, Mich., October 19, 2001 - Visteon Corporation (NYSE: VC) today announced a Third Quarter loss of $95 million or $0.74 per share. Excluding restructuring actions, the loss was $74 million or $0.57 per share. Visteon earned $48 million or $0.37 per share in the Third Quarter of 2000.

"It was a difficult quarter. Our results reflect unexpected and sharp production cuts late in the quarter, accompanied by an unfavorable vehicle production mix," said Peter J. Pestillo, Chairman and Chief Executive Officer. "On the positive side, strong new business wins continue and our aggressive program of cutting costs and spending will make us stronger in the future."

Third Quarter sales were $3.7 billion, down $682 million compared with the same period last year. Nearly all the decrease is accounted for by lower Ford revenue. Despite lower industry volumes and unfavorable currency changes, non-Ford revenue for the quarter was down only $12 million from a year ago, as new business growth continued.

The decline in operating earnings compared with a year ago was more than accounted for by sharply lower volume and price reductions provided to the company's customers. The company noted that actions taken to reduce cost and spending mitigated the volume and price reductions substantially. In the Third Quarter, cost reductions totaled about $190 million, offsetting more than 40 percent of the decline.

                                                                              1.

NEWS RELEASE

During the Third Quarter of 2001, Visteon recorded a charge of $21 million after taxes, related to voluntary hourly employee separation programs to improve the performance of its Nashville Glass plant.

Third Quarter operating cash flow was $258 million negative, reflecting primarily the impact of the mid-September production cuts on earnings and inventory. Visteon ended the quarter in a solid financial position with almost $1 billion in cash and marketable securities.

Sales for the first nine months of 2001 totaled $13.4 billion, down $1.6 billion from the same period a year ago. The company incurred a loss of $104 million or $0.80 per share for the first nine months of this year. Excluding restructuring costs, the company earned $17 million or $0.13 per share in the first nine months of the year. This compares with net income of $357 million or $2.75 per share for the first nine months of 2000.

So far this year, Visteon has won $1.6 billion in net new business from more than a dozen global automakers in every region of the world. Approximately 75 percent of the wins were with customers other than Ford and 28 percent were outside of North America.

Recent announcements include new business wins with DaimlerChrysler on Mercedes Benz trucks and substantial systems on new vehicles including the Renault Clio, Ford Thunderbird and Ford Fiesta.

"Because of the uncertain industry outlook, it is difficult to forecast what our near-term results will be," said Pestillo. "However, we are leaving no stone unturned in terms of containing costs and spending and putting in place actions that will help us weather a moderate downturn without sacrificing future growth." Visteon expects to provide a Fourth Quarter earnings outlook later in the quarter.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has about 80,000 employees and a global delivery system of more than 160 technical, manufacturing, sales, and service facilities located in 25 countries.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "estimated" and "potentially" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2001. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on Visteon's business, financial condition and results of operations.


                                       ###
           Additional financial detail is available at www.visteon.com

                                                                              2.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                SUPPLEMENTAL DATA
        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, PERCENTAGES AND AS NOTED)

                                                                                                    2001
                                                                                                OVER/(UNDER)
                                                                          2001                      2000
                                                                 ----------------------    ----------------------
                                                                  THIRD        FIRST        THIRD        FIRST
                                                                 QUARTER    NINE MONTHS    QUARTER    NINE MONTHS
                                                                 -------    -----------    -------    -----------
SALES                                                                 (UNAUDITED)
   Ford and affiliates                                           $ 3,005     $ 10,985     $  (670)      $(1,737)
   Other customers                                                   717        2,365         (12)          149
                                                                 -------     --------     -------       -------
      Total sales                                                $ 3,722     $ 13,350     $  (682)      $(1,588)
                                                                 =======     ========     =======       =======

DEPRECIATION AND AMORTIZATION
   Depreciation                                                  $   150     $    432     $     3       $   (14)
   Amortization                                                       22           78          (2)           11
                                                                 -------     --------     -------       -------
      Total depreciation and amortization                        $   172     $    510     $     1       $    (3)
                                                                 =======     ========     =======       =======

SELLING, ADMINISTRATIVE AND OTHER EXPENSES*
   Amount                                                        $   176     $    545     $    (7)      $    (7)
   Percent of revenue                                                4.7 %        4.1 %       0.5  pts      0.4  pts

INCOME (LOSS) BEFORE INCOME TAXES
   As reported                                                   $  (146)    $   (148)    $  (228)      $  (733)
   Excluding restructuring costs*                                   (112)          44        (194)         (541)

NET INCOME (LOSS)
   As reported                                                   $   (95)    $   (104)    $  (143)      $  (461)
   Excluding restructuring costs*                                    (74)          17        (122)         (340)

EARNINGS (LOSS) PER SHARE (BASIC AND DILUTED)
   As reported                                                   $ (0.74)    $  (0.80)    $ (1.11)      $ (3.55)
   Excluding restructuring costs*                                  (0.57)        0.13       (0.94)        (2.62)

CASH DIVIDENDS PER SHARE                                         $  0.06     $   0.18     $   -             N/A

EFFECTIVE TAX RATE                                                    37 %         37 %       -    pts        -  pts

EBITDA*
   Amount                                                        $    75     $    597     $  (189)      $  (530)
   Percent of revenue                                                2.0 %        4.5 %      (4.0) pts     (3.0) pts

AFTER TAX RETURNS*
   On sales                                                         (1.8)%        0.3 %      (3.0) pts     (2.2) pts
   On assets                                                        (2.4)         0.4        (4.3)         (3.8)
   On equity                                                        (8.8)         0.7       (14.1)        (18.1)

CAPITAL EXPENDITURES
   Amount                                                        $   176     $    516     $   (43)      $    13
   Percent of revenue                                                4.7 %        3.9 %      (0.3) pts      0.5  pts

OPERATING CASH FLOW**                                            $  (258)    $   (384)    $  (729)      $  (503)

CASH AND BORROWING (AT END OF PERIOD)
   Cash and marketable securities                                            $    978                   $  (338)
   Borrowing                                                                    1,988                       (18)

- - - - -
* Third quarter of 2001 and year-to-date 2001 amounts exclude costs related to restructuring items of $34 million ($21 million after-tax) and $192 million ($121 million after-tax) in the third quarter and first nine months of 2001, respectively, of which $81 million was recorded as selling, administrative and other expense in the second quarter of 2001.

** Includes capital expenditures and excludes restructuring/independence actions.

                      VISTEON CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                      THIRD QUARTER           FIRST NINE MONTHS
                                                                   -------------------       -------------------
                                                                    2001         2000         2001         2000
                                                                    ----         ----         ----         ----
                                                                       (UNAUDITED)                (UNAUDITED)
SALES
   Ford and affiliates                                             $ 3,005     $ 3,675       $ 10,985    $12,722
   Other customers                                                     717         729          2,365      2,216
                                                                   -------     -------       --------    -------
      Total sales                                                    3,722       4,404         13,350     14,938

COSTS AND EXPENSES (NOTES 2 AND 3)
   Costs of sales                                                    3,677       4,128         12,829     13,772
   Selling, administrative and other expenses                          176         183            626        552
                                                                   -------     -------       --------    -------
      Total costs and expenses                                       3,853       4,311         13,455     14,324

OPERATING INCOME (LOSS)                                               (131)         93           (105)       614

Interest income                                                         13          21             46         73
Interest expense                                                        33          40            105        127
                                                                   -------     -------       --------    -------
      Net interest expense                                             (20)        (19)           (59)       (54)
Equity in net income of affiliated companies                             5           8             16         25
                                                                   -------     -------       --------    -------

INCOME (LOSS) BEFORE INCOME TAXES                                     (146)         82           (148)       585
Provision (benefit) for income taxes                                   (57)         27            (61)       209
                                                                   -------     -------       --------    -------

INCOME (LOSS) BEFORE MINORITY INTERESTS                                (89)         55            (87)       376
Minority interests in net income of subsidiaries                         6           7             17         19
                                                                   -------     -------       --------    -------

NET INCOME (LOSS)                                                  $   (95)    $    48       $   (104)   $   357
                                                                   =======     =======       ========    =======

Average number of shares of Common Stock
   outstanding (Note 4)                                                130         131            131        130

EARNINGS (LOSS) AND DIVIDENDS PER SHARE (NOTE 4)
   Basic and diluted                                               $ (0.74)    $  0.37       $  (0.80)   $  2.75
   Cash dividends                                                  $  0.06     $  0.06       $   0.18    $  0.06







          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)


                                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                                       2001             2000
                                                                                  ---------------  ----------------
                                                                                    (UNAUDITED)
ASSETS
Cash and cash equivalents                                                             $    881         $  1,412
Marketable securities                                                                       97               65
                                                                                      --------         --------
   Total cash and marketable securities                                                    978            1,477
Accounts receivable - Ford and affiliates                                                1,625            1,333
Accounts receivable - other customers                                                      839              857
                                                                                      --------         --------
   Total receivables                                                                     2,464            2,190
Inventories (Note 5)                                                                     1,022              948
Deferred income taxes                                                                      194              192
Prepaid expenses and other current assets                                                  165              198
                                                                                      --------         --------
   Total current assets                                                                  4,823            5,005
Equity in net assets of affiliated companies                                               151              142
Net property                                                                             5,451            5,497
Deferred income taxes                                                                      249              100
Other assets                                                                               546              581
                                                                                      --------         --------

   TOTAL ASSETS                                                                       $ 11,220         $ 11,325
                                                                                      ========         ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Trade payables                                                                        $  1,869         $  1,949
Accrued liabilities                                                                        943            1,086
Income taxes payable                                                                        23               65
Debt payable within one year                                                               616              622
                                                                                      --------         --------
   Total current liabilities                                                             3,451            3,722
Long-term debt                                                                           1,372            1,397
Other liabilities                                                                        3,041            2,683
Deferred income taxes                                                                       18               18
                                                                                      --------         --------
   Total liabilities                                                                     7,882            7,820

STOCKHOLDERS' EQUITY
Capital stock
   Preferred Stock, par value $1.00, 50 million shares authorized,
     none outstanding                                                                        -                -
   Common Stock, par value $1.00, 500 million shares authorized,
     131 million shares issued, 130 million
     and 131 million shares outstanding, respectively                                      131              131
 Capital in excess of par value of stock                                                 3,310            3,311
 Accumulated other comprehensive income                                                   (201)            (179)
 Other                                                                                     (28)             (12)
 Earnings retained for use in business                                                     126              254
                                                                                      --------         --------
   Total stockholders' equity                                                            3,338            3,505
                                                                                      --------         --------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $ 11,220         $ 11,325
                                                                                      ========         ========








          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND 2000
                                  (IN MILLIONS)


                                                                                   FIRST NINE      FIRST NINE
                                                                                   MONTHS 2001     MONTHS 2000
                                                                                   -----------     -----------
                                                                                           (UNAUDITED)

CASH AND CASH EQUIVALENTS AT JANUARY 1                                               $ 1,412            $1,849
Cash flows provided by (used in) operating activities                                     62              (922)

Cash flows from investing activities
   Capital expenditures                                                                 (516)             (503)
   Purchases of securities                                                              (240)             (126)
   Sales and maturities of securities                                                    210                 -
   Acquisitions and investments in joint ventures, net                                    (5)              (30)
   Other                                                                                  39               (14)
                                                                                     -------            ------
      Net cash used in investing activities                                             (512)             (673)

Cash flows from financing activities
   Cash distributions from prior owner                                                     -                85
   Commercial paper issuances, net                                                         1               302
   Payments on short-term debt                                                             -            (1,775)
   Proceeds from issuance of short-term debt                                               1             1,374
   Proceeds from issuance of other debt                                                   95             1,212
   Principal payments on other debt                                                     (124)             (185)
   Purchase of treasury stock                                                            (25)                -
   Cash dividends                                                                        (24)               (8)
   Other                                                                                   2               (86)
                                                                                     -------            ------
      Net cash (used in) provided by financing activities                                (74)              919

Effect of exchange rate changes on cash                                                   (7)               17
                                                                                     -------            ------
Net decrease in cash and cash equivalents                                               (531)             (659)
                                                                                     -------            ------

CASH AND CASH EQUIVALENTS AT SEPTEMBER 30                                            $   881            $1,190
                                                                                     =======            ======















          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


    1. FINANCIAL STATEMENTS - The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the consolidated financial statements and accompanying notes included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on February 27, 2001. Certain amounts for prior periods were reclassified to conform with present period presentation.


    Visteon Corporation ("Visteon") is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.


    2. SELECTED COSTS AND EXPENSES are summarized as follows:


                                                                         THIRD QUARTER          FIRST NINE MONTHS
                                                                       -----------------       --------------------
                                                                        2001       2000         2001        2000
                                                                        ----       ----         ----        ----
                                                                                      (IN MILLIONS)
        Depreciation                                                   $ 150      $ 147        $ 432        $ 446
        Amortization                                                      22         24           78           67
                                                                       -----      -----        -----        -----
           Total                                                       $ 172      $ 171        $ 510        $ 513
                                                                       =====      =====        =====        =====


    3. SPECIAL CHARGES - During the third quarter of 2001, Visteon recorded a pre-tax charge of $34 million related to special voluntary retirement and separation programs offered to hourly employees located at Visteon's Nashville Glass plant. This action resulted in the separation of about 245 employees during the third quarter of 2001. As of September 30, 2001, Visteon has spent or utilized about $24 million related to this charge, which consists of amounts incurred related to special pension and other postretirement benefits, with the majority of the remaining charge expected to be spent in the fourth quarter of 2001. The pre-tax charge of $34 million ($21 million after-tax) is recorded in costs of sales and by the Glass Operations segment.


    During the second quarter of 2001, Visteon recorded a pre-tax charge of $146 million related to the elimination of more than 2,000 salaried positions worldwide. About 90% of the separations were completed in the second quarter of 2001 and 5% in the third quarter of 2001. The remaining separations are expected to be completed prior to the end of 2001. In addition, Visteon recorded a pre-tax charge in the second quarter of 2001 of $12 million related to the planned closure of two European facilities, ZEM in Poland and Wickford in the U.K., and other actions. Of the total pre-tax charges of $158 million ($100 million after-tax), $81 million is recorded in selling, administrative and other expenses and $77 million is recorded in costs of sales, and $142 million is recorded by the Automotive Operations segment and $16 million is recorded by the Glass Operations segment. During the third quarter of 2001, Visteon spent about $38 million mainly for severance pay. As of September 30, 2001, Visteon has spent or utilized about $125 million related to these charges, which includes $70 million of cash payments, $50 million incurred related to special pension and other postretirement benefits and $5 million related to the non-cash write-down to fair value of certain plant assets.


    Visteon recorded a pre-tax charge of approximately $13 million ($8 million after-tax) and $5 million ($3 million after-tax) in the second and third quarters of 2000, respectively, for Visteon employees that were part of special voluntary retirement and separation programs.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)


    4. INCOME (LOSS) PER SHARE OF COMMON STOCK - Basic income per share of common stock is calculated by dividing the income attributable to common stock by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The average number of shares of restricted stock outstanding was about 1,730,000, 1,320,000, 870,000 and 310,000 for the third quarter of 2001, first nine months of 2001, third quarter of 2000 and first nine months of 2000, respectively. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options and restricted stock. For the third quarter and first nine months of 2001 potential common stock of about 697,000 and 367,000 shares, respectively, are excluded as the effect would have been antidilutive. For purposes of the earnings per share calculations, 130 million shares of common stock are treated as outstanding for periods prior to the spin-off from Ford.


    5. INVENTORIES are summarized as follows:


                                                                                   SEPTEMBER 30,     DECEMBER 31,
                                                                                       2001             2000
                                                                                  ---------------  ----------------
                                                                                            (IN MILLIONS)
        Raw materials, work-in-process and supplies                                   $   875           $ 829
        Finished products                                                                 147             119
                                                                                      -------           -----
           Total inventories                                                          $ 1,022           $ 948
                                                                                      =======           =====


        U.S. inventories                                                              $   636           $ 586


    6. COMPREHENSIVE INCOME (LOSS) - Other comprehensive income mainly includes foreign currency translation adjustments. Total comprehensive income is summarized as follows:


                                                                         THIRD QUARTER          FIRST NINE MONTHS
                                                                       -----------------       --------------------
                                                                        2001       2000         2001        2000
                                                                        ----       ----         ----        ----
                                                                                      (IN MILLIONS)
        Net income (loss)                                               $(95)      $ 48         $(104)      $357
        Other comprehensive income (loss)                                 45        (85)          (22)      (143)
                                                                        ----       ----         -----       ----

           Total comprehensive income (loss)                            $(50)      $(37)        $(126)      $214
                                                                        ====       ====         =====       ====

    7. ACCOUNTING CHANGE - Visteon adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. SFAS 133 (as amended by SFAS 137 and
138) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of the instruments at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.


    Consistent with the first and second quarters of 2001, the impact of implementing this new standard on Visteon's results of operations and financial condition for the three and nine months ended September 30, 2001 was not material.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)


    8. SEGMENT INFORMATION - Visteon's reportable operating segments are Automotive Operations and Glass Operations. Financial information for the reportable operating segments is summarized as follows:

                                                                   AUTOMOTIVE             GLASS           TOTAL
                                                                   OPERATIONS          OPERATIONS        VISTEON
                                                                   ----------          ----------        -------
                                                                                      (IN MILLIONS)
        THIRD QUARTER
        2001
        Sales                                                       $  3,578              $ 144          $  3,722
        Income (loss) before taxes                                      (112)               (34)             (146)
        Net income (loss)                                                (74)               (21)              (95)
        Average assets                                                10,953                367            11,320


        2000
        Sales                                                       $  4,224              $ 180          $  4,404
        Income before taxes                                               80                  2                82
        Net income                                                        46                  2                48
        Average assets                                                10,887                574            11,461

        FIRST NINE MONTHS
        2001
        Sales                                                       $ 12,866              $ 484          $ 13,350
        Income (loss) before taxes                                       (97)               (51)             (148)
        Net income (loss)                                                (73)               (31)             (104)
        Average assets                                                10,920                353            11,273


        2000
        Sales                                                       $ 14,357              $ 581          $ 14,938
        Income (loss) before taxes                                       603                (18)              585
        Net income (loss)                                                367                (10)              357
        Average assets                                                11,169                668            11,837